February 28, 2024

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Nudrat Salik
Terence O’Brien

	RE:	STAAR Surgical Company
Form 10-Q for Period Ended September 30, 2023
Form 8-K Filed November 1, 2023
File No. 000-11634

Ladies and Gentlemen:

STAAR Surgical Company (the “Company”) received your letter dated February 15, 2024 (the “February Letter”). In the February Letter, you acknowledged the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “SEC” or the “Staff”) contained in your letter dated December 6, 2023 (the “December Letter”), related to the Company’s filings referenced above. In the February Letter, you requested additional information regarding the Company’s Form 8-K Filed November 1, 2023. This letter provides the Company’s response to the Staff comment contained in the February Letter. For your convenience, we have reproduced below in bold the Staff comment, and we have provided our response immediately below the comment.

Form 8-K, Filed November 1, 2023

Exhibit 99.1

1.
We note your response to comment 4. It is not clear why you believe the presentation of Adjusted Net Income for ICL provides useful information to investors and how this amount solely relates to ICL products. For example, it appears that sales from other products such IOLs and other surgical products are also included in this amount. It would also appear that the recording of inventory reserves for products would be normal, recurring types of operating expenses incurred in your business; therefore, it remains unclear how you determined it was appropriate to adjust for this amount pursuant to the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Please advise.

Response:

Given investor focus on the Company’s business, operations and financial results associated with its implantable Collamer lenses (“ICL”) product line, the Company intended to provide greater clarity for investors on its core ICL business by presenting Adjusted Net Income for ICL and including multiple tables in its earnings release (Exhibit 99.1). As discussed in the Company’s response to the December Letter, the Company had stopped manufacturing its preloaded silicone cataract intraocular lenses (“IOLs”) in 2023, and it increased its sales return reserve and inventory reserve related to cataract IOLs during 2023. The Company does not consider net sales from cataract IOLs material to its financial results, nor does it consider its cataract IOL product line material to its business. Given that the Company does not expect any revenue or expense associated with cataract IOLs in 2024 and thereafter, nor does it expect any changes to associated sales return reserves and inventory reserves in 2024 or thereafter, the Company made a determination not to include the Non-GAAP information related to Adjusted Net Income for ICL contained in Exhibit 99.1 in its earnings release issued on February 26, 2024 with respect to the Company’s fourth quarter and year ended December 29, 2023. Further, the Company will not include such information in future earnings releases going forward.

25651 Atlantic Ocean Drive | Lake Forest, CA 92630 | (626) 303-7902

The table below sets forth the amount of net sales associated with the Company’s ICLs, cataract IOLs and other surgical products on a quarterly basis for the trailing twelve months ended September 29, 2023 (dollars in thousands):

	Quarter Ended
	September 30, 2022		March 31, 2023		June 30, 2023		September 29, 2023
	Sales	% of Total	Sales	% of Total	Sales	% of Total	Sales	% of Total
ICL Sales	$71,953	94.6%	$70,625	96.1%	$93,112	100.9%	$81,069	100.9%
Cataract IOL Sales	2,191	2.9%	1,476	2.0%	40	0.0%	(221)	(0.3)%
Other surgical products sales(1)	1,902	2.5%	1,427	1.9%	(846)	(0.9)%	(540)	(0.6)%
Net Sales	$76,046	100.0%	$73,528	100.0%	$92,306	100.0%	$80,308	100.0%

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(1) Other surgical products sales includes delivery systems and normal recurring sales adjustments such as sales return reserves.

The Company acknowledges that sales return reserves and inventory reserves for products are normal, recurring types of operating expenses, and that such reserves for the Company’s ICL product line are reflected in the Company’s financial results. However, the Company did not believe that the sales return reserves and inventory reserves associated with its cataract IOL product line were normal, recurring types of operating expenses as of the quarter ended September 29, 2023, nor that these reserves and expenses were material. This is supported by the fact that the Company had phased out sales of its cataract IOLs and did not record any revenue or any additional reserves from cataract IOLs in the third quarter ended September 29, 2023, did not record any revenue or expense from cataract IOLs in the fourth quarter ended December 29, 2023, and did not and does not expect to sell any cataract IOLs in 2024. In assessing materiality, the Company considered the impact of the excluded amounts on its reported non-GAAP financial results, as set forth in the table below (dollars in thousands):

	Three Months Ended September 29, 2023
	As reported		Revised		Difference
	% of Sales	$	% of Sales	$	%	$
Net sales:
Net sales, GAAP	100.0%	$80,308	100.0%	$80,308
Less: Cataract IOL (sales) returns		—		221
Add: Cataract IOL sales return reserve(1)		—		—
Adjusted Net sales, Non-GAAP	100.0%	$80,308	100.0%	$80,529	0.0%	$221
Cost of sales:
Cost of sales, GAAP	20.8%	$16,670	20.8%	$16,670
Add: Cataract IOL cost of sales		—		135
Less: Cataract IOL inventory reserve		—		—
Adjusted Cost of sales, Non-GAAP	20.8%	$16,670	20.9%	$16,805	0.1%	$135
Gross profit and gross profit margin:
Gross profit and gross profit margin, GAAP	79.2%	$63,638	79.2%	$63,638
Less: Cataract IOL gross margin		—		86
Add: Cataract IOL sales return reserve(1)		—		—
Add: Cataract IOL inventory reserve		—		—
Adjusted Gross profit and gross profit margin, Non-GAAP	79.2%	$63,638	79.1%	$63,724	(0.1)%	$86

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(1) Amount included in other surgical products sales.

	Nine Months Ended September 29, 2023
	As reported		Revised		Difference
	% of Sales	$	% of Sales	$	%	$
Net sales:
Net sales, GAAP	100.0%	$246,142	100.0%	$246,142
Less: Cataract IOL (sales) returns		—		(1,295)
Add: Cataract IOL sales return reserve(1)		742		742
Adjusted Net sales, Non-GAAP	100.0%	$246,884	100.0%	$245,589	0.0%	$(1,295)
Cost of sales:
Cost of sales, GAAP	22.0%	$54,216	22.0%	$54,216
Add: Cataract IOL cost of sales		—		(790)
Less: Cataract IOL inventory reserve		(2,800)		(2,800)
Adjusted Cost of sales, Non-GAAP	20.8%	$51,416	20.6%	$50,626	(0.2)%	$(790)
Gross profit and gross profit margin:
Gross profit and gross profit margin, GAAP	78.0%	$191,926	78.0%	$191,926
Less: Cataract IOL gross margin		—		(505)
Add: Cataract IOL sales return reserve(1)		742		742
Add: Cataract IOL inventory reserve		2,800		2,800
Adjusted Gross profit and gross profit margin, Non-GAAP	79.2%	$195,468	79.4%	$194,963	0.2%	$(505)

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(1) Amount included in other surgical products sales.

The Company considered the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, including the nature and effect of the non-GAAP adjustment and how it relates to the Company's operations, revenue generating activities, business strategy, industry and regulatory environment and non-GAAP measures. The Company did not and does not view sales of cataract IOLs, and the associated sales return reserves and inventory reserves which were not repeating by the quarter ended September 29, 2023, as material to its operations, revenue generating activities, business strategy, industry and regulatory environment, and non-GAAP measures.

* * *

We hope that this response satisfactorily addresses the comment in your February Letter. If you have any further comments or questions or require any additional information, please contact me at (626) 303-7902 extension 2204, or pwilliams@staar.com.

Very truly yours,

/s/ PATRICK F. WILLIAMS

Patrick F. Williams

Chief Financial Officer

STAAR Surgical Company